Ballard Power Systems Inc.

News Release

Ballard Reports Strong Audited 2010 Financial Results

•	Strong growth – revenue up 39%, product shipments up 104%, order book up 54%

•	Major progress towards profitability – improvements of 33% in Adjusted EBITDA[1] & 30% in cash flow from operations

For Immediate Release – March 8, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD)(NASDAQ: BLDP) today announced strong audited financial results for the year ended December 31, 2010. There were no material changes in preliminary results released on February 1, 2011. All amounts are in U.S. dollars, unless otherwise noted.

Key 2010 Results

Financial

•	Revenue of $65.0 million for the full year, representing growth of 39% and meeting guidance.

•	Gross margin for the full year of 16%, compared with 13% in 2009.

•	Adjusted EBITDA[1] of ($26.0) million for the full year, an improvement of 33% over 2009.

•	Net loss of ($34.9) million for the full year, compared to ($3.3) million in 2009.

•	Cash flow from operations of ($29.3) million for the full year, representing a decline of 9% over 2009.

•	On a comparable year-over-year basis, excluding Dantherm Power’s operating cash loss of $6.2 million and negative foreign exchange impacts of approximately $4.0 million, cash flow from operations was ($19.1) million, an improvement of 30% over 2009, meeting guidance.

•	Cash reserves of $74.4 million, with no bank debt.

Growth

• •
Fuel cell stack shipments of 3,014 for the full year, representing growth of 104%.
oBackup power shipments grew 40% to 1,716 fuel cell stacks.
oMaterial handling shipments grew 6-fold to 1,100 fuel cell stacks.
 Of the Company’s six growth milestones for 2010, four were met or exceeded and two were not achieved:

•	Booked the first CLEARgenTM distributed generation system sale utilizing by-product hydrogen – milestone was met with K2 Pure Solutions.

•	Delivered a 1 megawatt CLEARgenTM system to FirstEnergy Generation Corp. in Ohio – met in November.

•	Deployed Dantherm Power backup power systems in one major new network – met with Wind Mobile.

•	Grow the volume of stack shipments in material handling, in line with Plug Power’s 2010 shipment target – exceeded with a 6-fold increase to 1,100 units.

•	The milestone to book contracts in support of the deployment of 25 fuel cell buses was not achieved. The Company booked contracts in support of 19 buses.

•	The milestone to begin shipments of Ballard’s fuel cell stacks for deployment of IdaTech’s reformate-based supplemental power systems for the India telecoms market was not achieved. However, IdaTech began shipping its new generation methanol-fueled product, powered by Ballard’s FCgen®-1020ACS, to other Asian markets in December.

•	Beyond these growth milestones, Ballard posted the following key market achievements:

•	Backup Power – established a direct channel to this market with acquisition of a controlling interest in Denmark-based Dantherm Power.

•	Distributed Generation – signed the Company’s first FCgen®-1300 stack supply agreement, for a one-megawatt system in Singapore.

•	Bus – signed bus module supply agreements for zero-emission fuel cell buses in London and Brazil and was selected by the US FTA to power buses under the US National Fuel Cell Bus Program.

•	Material Handling - extended the supply agreement with Plug Power under a mutually exclusive relationship for the North American market through 2014.

•	Increased the twelve-month rolling order book to $35.0 million at year-end, up 54% from the 2009 level.

Endnotes:
1 EBITDA and Adjusted EBITDA are non-GAAP measures used to assist in assessing Ballard’s financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. EBITDA measures net loss attributable to Ballard Power Systems Inc. after excluding interest expense, income taxes expense, depreciation of property, plant and equipment, amortization of intangible assets and goodwill impairment charges. Adjusted EBITDA measures EBITDA adjusted for stock-based compensation, investment and other income, transactional gains and losses and acquisition costs. EBITDA and Adjusted EBITDA include the impact attributable to Ballard’s controlling interest in Dantherm Power. Ballard believes that EBITDA and Adjusted EBITDA assist investors in assessing actual and future performance. For a reconciliation of EBITDA and Adjusted EBITDA to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.

2010 Financial Highlights

(Millions of U.S. dollars)	Three months ended December 31,			Twelve months ended December 31,
	2010	2009	% Improvement	2010	2009	% Improvement
GROWTH
Revenue:
Fuel Cell Products	$13.4	$7.7	74%	$32.8	$24.1	36%
Contract Automotive	3.4	4.5	-24%	11.2	9.2	23%
Material Products	4.3	4.3	0%	21.0	13.4	56%

Total Revenue	$21.1	$16.5	28%	$65.0	$46.7	39%

Fuel Cell Stack Shipments* (units)	1,119	551	103%	3,014	1,476	104%

12-Month Rolling Order Book				$35.0	$22.7	54%

PROFITABILITY

Gross Margin	24%	14%		16%	13%

Adjusted EBITDA[1]	($3.1)	($6.4)	51%	($26.0)	($39.0)	33%

Net Income (Loss)	($8.4)	$25.6	-133%	($34.9)	($3.3)	-972%

Cash Flow from Operations	$2.0	$1.6	26%	($29.3)	($27.0)	-9%

LIQUIDITY

Cash Reserves				$74.4	$82.2	-9%

• Total fuel cell stack shipments, including backup power, distributed generation, material handling, bus and automotive applications.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com